SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Rice Energy Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

762760106

(CUSIP Number)

Daniel J. Rice IV

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Tel: (724) 746-6720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762760106	13D	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS Rice Energy Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 67,047,633 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER 20,300,923
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,047,633 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,266,038 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on August 15, 2014 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 762760106	13D	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS Rice Energy Family Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 67,047,633 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,047,633 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,266,038 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on August 15, 2014 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 762760106	13D	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS Rice Energy Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 67,047,633 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,047,633 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,266,038 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on August 15, 2014 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 762760106	13D	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS NGP Rice Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 67,047,633 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,047,633 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,266,038 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on August 15, 2014 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 762760106	13D	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS NGP Natural Resources X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 67,047,633 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,047,633 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,266,038 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on August 15, 2014 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 762760106	13D	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS NGP X Parallel Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 67,047,633 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,047,633 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,266,038 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on August 15, 2014 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 762760106	13D	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS G.F.W. Energy X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 67,047,633 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,047,633 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,266,038 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on August 15, 2014 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 762760106	13D	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSONS GFW X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 67,047,633 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,047,633 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,266,038 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on August 15, 2014 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 762760106	13D	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSONS Natural Gas Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 67,047,633 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,047,633 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,266,038 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on August 15, 2014 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 762760106	13D	Page 11 of 23 Pages

1	NAMES OF REPORTING PERSONS NGP IX Offshore Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 67,047,633 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,047,633 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,266,038 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on August 15, 2014 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 762760106	13D	Page 12 of 23 Pages

1	NAMES OF REPORTING PERSONS G.F.W. ENERGY IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 67,047,633 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,047,633 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,266,038 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on August 15, 2014 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 762760106	13D	Page 13 of 23 Pages

1	NAMES OF REPORTING PERSONS GFW IX, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 67,047,633 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,047,633 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,266,038 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on August 15, 2014 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 762760106	13D	Page 14 of 23 Pages

1	NAMES OF REPORTING PERSONS NGP Energy Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 67,047,633 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,047,633 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,266,038 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on August 15, 2014 with the Securities and Exchange Commission (the “SEC”).

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) on February 10, 2014 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Rice Energy Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer

This Amendment No. 1 relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 400 Woodcliff Drive, Canonsburg, Pennsylvania 15317.

Item 2. Identity and Background

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 2. Rice Holdings, Rice Partners, Rice Management, NGP Holdings, Natural Gas IX, NGP IX, GFW Energy IX, GFW IX, NGP X, GFW Energy X, GFW X and NGP ECM are collectively referred to as the “Reporting Persons.”

This Item 2(b) shall be deemed to amend and restate Item 2(b) in its entirety:

(b) The address of the principal office of Rice Holdings, Rice Partners and Rice Management (collectively, the “Rice Entities”) is 400 Woodcliff Drive, Canonsburg, Pennsylvania 15317. The address of the principal office of NGP Holdings, Natural Gas IX, NGP IX, GFW Energy IX, GFW IX, NGP X, GFW Energy X, GFW X and NGP ECM (collectively, the “NGP Entities”) is 5221 N. O’Connor Boulevard, Suite 1100, Irving, Texas 75039.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the following:

The information set forth in or incorporated by reference in Item 2 and Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

In connection with the consummation of the Issuer’s initial public offering (the “IPO”) on January 29, 2014, Rice Holdings and NGP Holdings entered into a stockholders’ agreement (as amended on August 8, 2014, the “Stockholders’ Agreement”) with the Issuer, Rice Partners and Alpha Natural Resources, Inc. (“Alpha”). Pursuant to the Stockholders’ Agreement, each of Rice Holdings, NGP Holdings and Alpha has the right to designate a certain number of nominees to the Issuer’s Board of Directors, subject to the limitations and conditions set forth therein, including the ownership of a specified percentage of the outstanding shares of Common Stock. The Stockholders’ Agreement also requires the stockholders party thereto to take all necessary actions, including voting their shares of Common Stock, to cause the election of the nominees designated by Rice Holdings, NGP Holdings and Alpha. As a result, the parties thereto may be deemed to be members of a group for the purposes of Section 13(d)(3) of the Exchange Act (the “Group”) and Rice Holdings and NGP Holdings may be deemed to beneficially own the 6,408,985 shares of Common Stock of the Issuer beneficially owned by Foundation PA Coal Company, LLC, an indirect wholly owned subsidiary of Alpha (the “Other Reporting Person”), as reported on a Schedule 13D filed by the Other Reporting Person with the SEC on February 10, 2014, and as amended by Amendment No. 1 to the Schedule 13D filed by the Other Reporting Person with the SEC on August 21, 2014 (as amended, the “Other Reporting Person’s Amended Schedule 13D”).

On August 13, 2014, NGP Holdings and the Other Reporting Person, as the selling stockholders, and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) attached hereto as Exhibit 4 with Goldman, Sachs & Co., as representative of the several underwriters named therein (the “Underwriters”), providing for the offer and sale of 3,114,825 shares of Common Stock by each of NGP Holdings and the Other Reporting Person (the “Offering”), and purchase by the Underwriters of the shares of Common Stock at a price of $26.27625 per share of Common Stock. The Offering closed on August 19, 2014. The Reporting Persons acquired the Common Stock sold pursuant to the Underwriting Agreement solely for investment purposes

Pursuant to the Underwriting Agreement, NGP Holdings, Rice Holdings and Rice Partners have each entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which it has agreed with the Underwriters not to offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock during the period from August 13, 2014 continuing through the date 90 days thereafter, except with the prior written of the representative of the Underwriters.

The foregoing descriptions of the Underwriting Agreement and the Lock-Up Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, which has been filed as Exhibit 4 hereto, and the Lock-Up Agreement, which is included as Exhibit A to the Underwriting Agreement, and are incorporated herein by reference.

Except as set forth above in this Item 4, as amended and supplemented, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (i) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated by the following:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that there are a total of 136,266,038 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding following the Offering, based on the Issuer’s filing pursuant to Rule 424(b)(4) on August 15, 2014 with the SEC.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 67,047,633 shares of Common Stock of the Issuer, which constitutes approximately 49.2% of the outstanding Common Stock of the Issuer.

(c) As reported on the Other Reporting Person’s Amended Schedule 13D, as amended, the Other Reporting Person owns 6,408,985 shares of Common Stock.

Except as set forth in this Item 5, none of the NGP Entities or Rice Entities has effected any transaction in shares of the Issuer’s Common Stock during the past 60 days. Except as set forth in this Item 5, the Other Reporting Person, to the NGP Entities and Rice Entities’ knowledge based on the Other Reporting Person’s Amended Schedule 13D, as amended, has not effected any transaction in shares of the Issuer’s Common Stock during the past 60 days.

(d) To the NGP Entities and Rice Entities best knowledge, no person other than the NGP Entities and Rice Entities has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the NGP Entities and Rice Entities identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc, NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (incorporated by reference to Exhibit 4.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on February 4, 2014) and the First Amendment to Stockholders’ Agreement, dated as of August 8, 2014 (incorporated by reference to Exhibit 4.5 of Rice Energy Inc.’s Quarterly Report on Form 10-Q (File No. 001-36273) filed with the Commission on August 11, 2014)

2.	Master Reorganization Agreement, dated as of January 23, 2014, by and among Rice Energy Family Holdings, LP, NGP RE Holdings, L.L.C., NGP RE Holdings II, L.L.C., Daniel J. Rice III, Rice Drilling B LLC, Rice Merger LLC, Rice Energy Appalachia, LLC, each of the persons holding incentive units representing interests in Rice Energy Appalachia, LLC, Rice Energy Inc., Rice Energy Holdings LLC, and NGP Rice Holdings LLC (incorporated by reference to Exhibit 10.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on January 29, 2014)

3.	Registration Rights Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Foundation PA Coal Company, LLC (incorporated by reference to Exhibit 4.2 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on February 4, 2014)

4.	Underwriting Agreement, dated as of August 13, 2014, by and among Rice Energy Inc., NGP Rice Holdings LLC, Foundation PA Coal Company, LLC and Goldman, Sachs & Co., as representative of the several underwriters named therein (incorporated by reference to Exhibit 1.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on August 19, 2014)

5.	Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13D, dated February 10, 2014 (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D filed February 11, 2014 (File No. 005-87900))

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2014

RICE ENERGY HOLDINGS LLC

/s/ William E. Jordan
Name:	William E. Jordan
Title:	Attorney-in-Fact

RICE ENERGY FAMILY HOLDINGS, LP

/s/ William E. Jordan
Name:	William E. Jordan
Title:	Attorney-in-Fact

RICE ENERGY MANAGEMENT LLC

/s/ William E. Jordan
Name:	William E. Jordan
Title:	Attorney-in-Fact

NGP RICE HOLDINGS LLC

By:	NGP RE Holdings, L.L.C., its member

By:	NGP IX US Holdings, LP, its member

By:	NGP IX Holdings GP, LLC, its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NATURAL GAS PARTNERS IX, L.P.

By:	G.F.W. Energy IX, L.P., its general partner

By:	GFW IX, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP IX OFFSHORE HOLDINGS, L.P.

By:	G.F.W. Energy IX, L.P., its general partner

By:	GFW IX, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

G.F.W. ENERGY IX, L.P.

By:	GFW IX, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

GFW IX, L.L.C.

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP NATURAL RESOURCES X, L.P.

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP X PARALLEL HOLDINGS, L.P.

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

G.F.W. ENERGY X, L.P.

By:	GFW X, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

GFW X, L.L.C.

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP ENERGY CAPITAL MANAGEMENT, L.LC.

/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Chief Executive Officer

SCHEDULE I

This Schedule I shall be deemed to amend and restate Schedule I in its entirety:

The name and business address of each of the executive officers and directors of Rice Energy Holdings LLC, Rice Energy Management LLC, NGP Rice Holdings LLC, Natural Gas Partners IX, L.P., NGP IX Offshore Holdings, L.P., G.F.W. Energy IX, L.P., GFW IX, L.L.C., NGP Natural Resources X, L.P., NGP X Parallel Holdings, L.P., G.F.W. Energy X, L.P., GFW X, L.L.C. and NGP Energy Capital Management, L.L.C. are set forth below. The present principal occupation or employment of each of the executive officer and directors of Rice Energy Holdings LLC, Rice Energy Management LLC, NGP Rice Holdings LLC, Natural Gas Partners IX, L.P., NGP IX Offshore Holdings, L.P., G.F.W. Energy IX, L.P., GFW IX, L.L.C., NGP Natural Resources X, L.P., NGP X Parallel Holdings, L.P., G.F.W. Energy X, L.P., GFW X, L.L.C. and NGP Energy Capital Management, L.L.C. are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer, Rice Holdings, Rice Partners or NGP Holdings).

Rice Energy Holdings LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Daniel J. Rice IV	Chief Executive Officer	(1)	United States
Toby Z. Rice	President and Chief Operating Officer	(1)	United States
Derek A. Rice	Vice President of Exploration & Geology	(1)	United States
Grayson T. Lisenby	Vice President and Chief Financial Officer	(1)	United States
James W. Rogers	Vice President, Chief Accounting & Administrative Officer, Treasurer	(1)	United States
William E. Jordan	Vice President, General Counsel and Corporate Secretary	(1)	United States

Rice Energy Family Holdings, LP

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

Rice Energy Management LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Daniel J. Rice III	Manager	(1)	United States

NGP Rice Holdings LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Scott Gieselman	Manager	(2)	United States
Chris Carter	Manager	(2)	United States
Cameron Dunn	Manager	(2)	United States

Natural Gas Partners IX, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP IX Offshore Holdings, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

G.F.W. Energy IX, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

GFW IX, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP Natural Resources X, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP X Parallel Holdings, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

G.F.W. Energy X, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

GFW X, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP Energy Capital Management, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Kenneth A. Hersh	Chief Executive Officer	(2)	United States
Tony R. Weber	Chief Operating Officer	(2)	United States
Jill W. Lampert	Chief Financial & Administrative Officer	(2)	United States

(1)	400 Woodcliff Drive, Canonsburg, Pennsylvania 15317.
(2)	5221 N. O’Connor Boulevard, Suite 1100, Irving, Texas 75039.

Index to Exhibits

Exhibit 1	Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc, NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (incorporated by reference to Exhibit 4.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on February 4, 2014) and the First Amendment to Stockholders’ Agreement, dated as of August 8, 2014 (incorporated by reference to Exhibit 4.5 of Rice Energy Inc.’s Quarterly Report on Form 10-Q (File No. 001-36273) filed with the Commission on August 11, 2014)

Exhibit 2	Master Reorganization Agreement, dated as of January 23, 2014, by and among Rice Energy Family Holdings, LP, NGP RE Holdings, L.L.C., NGP RE Holdings II, L.L.C., Daniel J. Rice III, Rice Drilling B LLC, Rice Merger LLC, Rice Energy Appalachia, LLC, each of the persons holding incentive units representing interests in Rice Energy Appalachia, LLC, Rice Energy Inc., Rice Energy Holdings LLC, and NGP Rice Holdings LLC (incorporated by reference to Exhibit 10.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on January 29, 2014)

Exhibit 3	Registration Rights Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Foundation PA Coal Company, LLC (incorporated by reference to Exhibit 4.2 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on February 4, 2014)

Exhibit 4	Underwriting Agreement, dated as of August 13, 2014, by and among Rice Energy Inc., NGP Rice Holdings LLC, Foundation PA Coal Company, LLC and Goldman, Sachs & Co., as representative of the several underwriters named therein (incorporated by reference to Exhibit 1.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on August 19, 2014)

Exhibit 5	Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13D, dated February 10, 2014 (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D filed February 11, 2014 (File No. 005-87900)).